VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

**October 31, 2007 Supplement to the April 30, 2007 Contract Prospectus
or Contract Prospectus Summary, as amended**

Oregon University System

We have issued group contracts to Oregon University System ("OUS") as funding vehicles for its 403(b) and 401(a) plans. We do not serve as record keeper for participant accounts under these contracts; rather, we have issued them as unallocated contracts. OUS has designated Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") to be its administrative service provider for its plans and to act as record keeper for the individual accounts under the contracts. As directed by OUS, we pay Fidelity up to 16 bps of the average amount invested in the ING Life Insurance and Annuity Company contracts under the plans in consideration for providing these participant-level record keeping services.

Because we are not serving as participant record keeper for these contracts, the following information supersedes any information to the contrary in the contract prospectus or contract prospectus summary:

1. Participant transfers will not be monitored by ING Life Insurance and Annuity Company under its excessive trading policy. Instead, Fidelity will monitor transfers pursuant to its own excessive trading policy. You may obtain more information about Fidelity's excessive trading policy by contacting Fidelity as provided for in your enrollment materials.

2. All inquiries, transactions requests, and administrative requests should be directed to Fidelity as provided for in your enrollment materials. Any such requests directed to ING Life Insurance and Annuity Company will be considered not in good order.